UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Crescent Energy Company

(Name of Issuer)

Class A Common Stock, Par Value of $0.0001 Per Share

(Title of Class of Securities)

44952J 104

(CUSIP Number)

Brandi Kendall

Chief Financial Officer

Independence Energy Aggregator L.P.

600 Travis Street, Suite 7200

Houston, TX 77002

(713) 481-7782

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Christopher Lee, Esq.

Kohlberg Kravis Roberts & Co. L.P.

30 Hudson Yards

New York, New York 10001

Telephone: (212) 750-8300

December 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON Independence Energy Aggregator L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,154,049 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 88,154,049 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of shares of Class B Common Stock, par value $0.0001 per share, of Crescent Energy Company (the “Issuer” and such stock, “Class B Common Stock”) and an equivalent number of units representing limited liability company interests of Crescent Energy OpCo LLC (f/k/a IE OpCo LLC, “OpCo”, and such units, “OpCo LLC Units”), which together are exchangeable for shares of Class A Common Stock, par value $0.0001 per share of the Issuer (“Class A Common Stock) on a one-for-one basis pursuant to the Amended and Restated LLC Agreement of OpCo (“OpCo LLC Agreement”).

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of December 7, 2021 (the “Closing Date”). This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons (as defined in Item 2), along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON Independence Energy Aggregator GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,154,049 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 88,154,049 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Upstream Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,154,049 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 88,154,049 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Group Assets Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 88,154,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 88,154,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Financial Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 88,154,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 88,154,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Group Assets III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 88,154,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 88,154,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Group Partnership L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 88,154,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 88,154,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Group Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 88,154,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 88,154,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 88,154,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 88,154,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 88,154,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 88,154,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 88,154,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 88,154,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 88,154,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 88,154,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,154,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the class A common stock, par value $0.0001 per share (“Class A Common Stock”) of Crescent Energy Company, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 600 Travis Street, Suite 7200, Houston, Texas 77002.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Act, by:

(i) Independence Energy Aggregator L.P., a Delaware limited partnership;

(ii) Independence Energy Aggregator GP LLC, a Delaware limited liability company;

(iii) KKR Upstream Associates LLC, a Delaware limited liability company;

(iv) KKR Group Assets Holdings III L.P., a Delaware partnership;

(v) KKR Financial Holdings LLC, Delaware limited liability company;

(vi) KKR Group Assets III GP LLC, a Delaware limited liability company;

(vii) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(viii) KKR Group Holdings Corp., a Delaware corporation;

(ix) KKR & Co. Inc., a Delaware corporation;

(x) KKR Management LLP, a Delaware limited liability partnership;

(xi) Henry R. Kravis, a United States citizen; and

(xii) George R. Roberts, a United states citizen (the persons and entities listed in items (i) through (xii) are collectively referred to herein as the “Reporting Persons”).

Independence Energy Aggregator L.P. is the direct beneficial owner of the securities reported in this Schedule 13D. Independence Energy Aggregator GP LLC (“Aggregator GP”) is the general partner of Independence Energy Aggregator L.P. KKR Upstream Associates LLC is the sole member of Aggregator GP. KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC are the controlling members of KKR Upstream Associates LLC. KKR Group Assets III GP LLC is the general partner of KKR Group Assets Holdings III L.P. KKR Group Partnership L.P. is the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Sorkin. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall and Sorkin is a United States citizen. Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of each of Independence Energy Aggregator L.P. and Aggregator GP is 600 Travis Street, Suite 7200, Houston, Texas 77002. The address of the business office of each of the other Reporting Persons, except for Mr. Roberts, and Messrs. Nuttall, Bae, Lewin and Sorkin and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.

30 Hudson Yards

New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c) Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company. Independence Energy Aggregator L.P., Aggregator GP, KKR Upstream Associates LLC, KKR Group Assets Holdings III L.P., KKR Financial Holdings LLC and KKR Group Assets III GP LLC are each principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Independence Energy Aggregator L.P. acquired the securities reported herein as consideration for its interest in Independence Energy LLC (“Independence”) as part of the transactions contemplated by the Transaction Agreement, dated June 7, 2021 (the “Transaction Agreement”), by and among Issuer, Contango Oil & Gas Company (“Contango”), Independence, Crescent Energy OpCo LLC (f/k/a IE OpCo LLC, “OpCo”), IE C Merger Sub Inc. (“C Merger Sub”) and IE L Merger Sub LLC (“L Merger Sub”). Pursuant to the Transaction Agreement, on December 7, 2021 (the “Closing Date”) a series of transactions occurred (the “Closing”) pursuant to which Independence was combined with Contango, including (i) the merger of Independence with and into OpCo, with OpCo as the surviving person in the merger (the “Independence Merger”), (ii) the merger of C Merger Sub with and into Contango, with Contango surviving the merger as a direct wholly owned subsidiary of the Issuer (the “Contango Merger”), (iii) the merger of Contango with and into L Merger Sub, with L Merger Sub surviving the merger as a direct wholly owned subsidiary of the Issuer (the “LLC Merger”, together with the Independence Merger and Contango Merger, the “Mergers”), (iv) the contribution by the Issuer of 100% of the equity interests in L Merger Sub to OpCo in exchange for units representing limited liability company interests in OpCo (“OpCo LLC Units”) and (v) the contribution of L Merger Sub by Opco to Independence Energy Finance, LLC. In connection with Closing, the limited liability company agreement of OpCo was amended and restated to, among other things, provide that the OpCo LLC Units, together with an equivalent number of shares of Class B Common Stock, are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the terms therein.

The foregoing description of the Transaction Agreement is qualified in its entirety by reference to such document, a copy of which is filed as Exhibit C to this Schedule 13D and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Management Agreement, the Registration Rights Agreement and the OpCo LLC Agreement (defined in Item 6 below) and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing and subject to the standstill and transfer restrictions set forth in the Investment Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer (including any combination or derivative thereof), the Reporting Persons intend to dispose, or cause affiliates to dispose, of shares of Class A Common Stock or other securities of the Issuer from time to time, and may continue to hold, or cause affiliates to hold, shares of Class A Common Stock or other securities of the Issuer.

In addition, KKR Energy Real Assets LLC, an affiliate of the Reporting Persons, provides certain management and investment advisory services to the Issuer pursuant to the Management Agreement and as a result, one or more of the Reporting Persons will influence the activities of the Issuer. Furthermore, as the holder of the Issuer’s sole share of Series I Preferred Stock, Independence Energy Aggregator LP has certain approval rights, as further described in Item 6 of this Schedule 13D.

On December 7, 2021, in connection with the closing of the transactions contemplated by the Transaction Agreement, pursuant to the Management Agreement, David C. Rockecharlie, Brandi Kendall, Todd Falk, Ben Conner and Clay Rynd, each of whom are employees of Kohlberg Kravis Roberts & Co. L.P., were appointed as executive officers of the Issuer. In addition, on December 7, 2021, in connection with the closing of the transactions contemplated by the Transaction Agreement, pursuant to the terms of the Issuer’s Amended and Restated Certificate of Incorporation, Brandi Kendall and Claire S. Farley were appointed to the board of directors of the Issuer by Independence Energy Aggregator L.P.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

Independence Energy Aggregator L.P. holds 88,154,049 shares of Class B Common Stock and the same number of OpCo LLC Units. The terms of the Amended and Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”) provide for certain holders of the OpCo LLC Units with certain rights to cause OpCo to acquire all or a portion of the OpCo LLC Units (the “Redemption Right”) for, at OpCo’s election, (a) shares of Class A Common Stock of the Issuer at a redemption ratio of one share of Class A Common Stock for each OpCo LLC Unit redeemed, subject to conversion rate adjustments for any equity split, equity distribution, reclassification or other similar transaction, or (b) an equivalent amount of cash based on the trading price of a share of Class A Common Stock of the Issuer on the trading day that is immediately prior to the date of the redemption. As a result, for the purpose of Rule 13d-3 under the Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 88,154,049 shares of Class A Common Stock. The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Persons represents approximately 67.2% of the outstanding Class A

Common Stock, based on a combined total of 131,253,149 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 88,154,049 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, the Reporting Persons would hold approximately 52% of the outstanding Class A Common Stock, based on a combined total of 170,635,563 shares of Class A Common Stock.

Each of Aggregator GP (as the general partner of Independence Energy Aggregator L.P.), KKR Upstream Associates LLC (as the sole member of Aggregator GP), KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of KKR Upstream Associates LLC), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by Independence Energy Aggregator L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

The Reporting Persons and PT Independence Energy Holdings LLC, a Delaware limited liability company (“PT Independence”) may be deemed to constitute a group for purposes of Section 13(d) due to the terms of the Specified Rights Agreement (as defined below). However, neither the Reporting Persons nor PT Independence have voting or dispositive power over the other party’s shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock, including any OpCo LLC Units (as defined below) or shares of Class B Common Stock. As of Closing (as defined below), PT Independence had beneficial ownership over 39,382,414 shares of Class B Common Stock and 39,382,414 OpCo Units (which together are exchangeable for Class A Common Stock on a one-for-one basis).

(c) Except as otherwise described in Item 3 of this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock during the past 60 days.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any Reporting Persons..

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Management Agreement

On December 7, 2021, in connection with the Closing, the Issuer entered into a Management Agreement (the “Management Agreement”) with KKR Energy Assets Manager LLC (the “Manager”), that engages the Manager to provide certain management and investment advisory services to the Issuer and its subsidiaries. Prior to the Closing, the Issuer and its sole stockholder adopted and approved the Crescent Energy Company 2021 Manager Incentive Plan (the “Plan”) on December 6, 2021, and in connection therewith, granted an award of restricted stock units, subject to performance-based vesting, to the Manager (the “Manager Award”). The Manager Award is a grant of five “Target PSUs,” each of which corresponds to a number of shares of Class A Common Stock equal to 2% of the total number of shares of Class A Common Stock outstanding on each Performance Period End Date (as defined in the Manager Award). The Manager Award represents the right to receive shares of Class A Common Stock in an amount ranging from 0% to 240% of each Target PSU, subject to achievement of certain performance-based vesting conditions. The shares of Class A Common Stock underlying such restricted stock units are not included in the beneficial ownership figures described herein, as such shares will only be delivered upon the satisfaction of such conditions.

Each Target PSU will become earned, if at all, following the determination of level of achievement of certain performance goals during a three-year performance period. For each performance period, the performance goals for (i) 60% of the Target PSU shall be based on the Issuer’s absolute total stockholder return (the “Absolute TSR Portion”) during the applicable performance period and (ii) 40% of the Target PSU shall be based on the relative total stockholder return (the “Relative TSR Portion”) ranking of the Issuer as compared to its peer group during the applicable performance period.

For each performance period, the Absolute TSR Portion of the Target PSU will become earned based on the committee’s determination of the Issuer’s Absolute TSR in accordance with the table below.

Absolute TSR (%)	Earned Amount (% of Absolute TSR Portion)*
<25%	0%
25%	100%
55%	150%
85%	200%
115%	250%
145%	300%

For each performance period, the Relative TSR Portion of the Target PSU will become earned based on the committee’s determination of the Issuer’s Relative TSR in accordance with the table below.

Relative TSR Percentile Ranking	Earned Amount (% of Relative TSR Portion)*
<20th Percentile	0%
20th Percentile	50%
40th Percentile	75%
60th Percentile	100%
70th Percentile	125%
≥80th Percentile	150%

The Manager Award provides that unearned Target PSUs will immediately be deemed earned with respect to 100% of such Target PSUs upon the occurrence of a Change in Control or a complete liquidation or dissolution of the Issuer, provided that the Management Agreement has not been terminated prior to such date.

Registration Rights Agreement

Additionally, on December 7, 2021, in connection with Closing, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with holders associated with Independence’s equityholders prior to the Mergers and John C. Goff (collectively, the “Holders”), relating to the registered resale of the Class A Common Stock owned by such parties as of the Closing Date (the “Registrable Securities”). Under the Registration Rights Agreement, the Issuer has agreed to use its reasonable best efforts to obtain the effectiveness of a registration statement following its receipt of written request by a Holder of Registrable Securities, provided that the Holders may not make such request until the five month anniversary of the Closing Date and no registration statement may be taken effective prior to the six month anniversary of the consummation of the transactions.

The Holders will also have “piggyback” registration rights exercisable at any time that allow them to include the shares of the Class A Common Stock that they own in certain registrations initiated by the Issuer or other holders of the Class A Common Stock. Independence’s prior owners also have customary rights to effect certain shelf take-downs, underwritten offering and block trades. The Registration Rights Agreement will terminate at such time as there are no Registrable Securities outstanding.

OpCo LLC Agreement

On December 7, 2021, in connection with Closing, the Issuer and the holders of OpCo LLC Units entered into the OpCo LLC Agreement.

Pursuant to the OpCo LLC Agreement, each OpCo unitholder other than the Issuer and each of the Issuer’s subsidiaries, excluding OpCo and its subsidiaries (such group being the “Company Group”) will, subject to certain limitations, have the right, pursuant to a redemption right specified in the OpCo LLC Agreement, to cause OpCo to redeem all or a portion of its OpCo LLC Units for (i) a corresponding number of shares of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, and reclassifications, or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the OpCo LLC Agreement. Alternatively, upon the exercise of the redemption right by an OpCo unitholder, the Company Group will have the right, pursuant to a call right specified in the OpCo LLC Agreement, to acquire each tendered OpCo LLC Unit directly from such OpCo unitholder for, at the Issuer’s election, (i) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the OpCo LLC Agreement.

In addition, subject to certain exceptions, once the Company Group holds at least 95% of the OpCo LLC Units, the Company Group will have the right to effect the redemption of all of the OpCo LLC Units held by each member of OpCo (other than the members of the Company Group). In connection with any redemption of OpCo LLC Units pursuant to the redemption right (or an acquisition of OpCo LLC Units by the Company Group pursuant to the call right), the corresponding number of shares of the Class B Common Stock will be cancelled.

The Issuer will operate its business through OpCo, which will indirectly hold all of the assets and operations of each of Independence and Contango. Additionally, the Issuer will be the sole managing member of OpCo, will be responsible for all operational, management and administrative decisions relating to OpCo’s business and will consolidate the financial results of OpCo and its subsidiaries.

Specified Rights Agreement

Concurrently with the Transaction Agreement, the equityholders of Independence entered into the specified rights agreement, dated June 7, 2021 (the “Specified Rights Agreement”). Pursuant to the Specified Rights Agreement, for so long as PT Independence, owns a number of shares of Class A Common Stock and Class B Common Stock equal to, collectively, at least 33.3% of its initial ownership, Independence Energy Aggregator GP LLC (“Aggregator GP”) shall take all necessary action to appoint as directors of the Issuer’s board of directors (the “Board”), two directors designated by PT Independence, one whom shall be independent under NYSE rules and applicable law and for so long as PT Independence owns at least one share of Class A Common Stock or Class B Common Stock, Aggregator GP shall take all necessary action to appoint as a director of the Board, one director designated by PT Independence.

Non-Economic Series I Preferred Stock

Independence Energy Aggregator LP (for purposes of this description, the “Preferred Stockholder”) holds the sole share of the Issuer’s non-economic Series I Preferred Stock. The Series I Preferred Stock is entitled to one vote per share on any matter that is submitted to a vote of stockholders. In addition, the Series I Preferred Stock has the exclusive right to elect the members of the board of directors of the Issuer prior to the date (the “Trigger Date”) following the earlier of (i) the first date on which the Preferred Stockholder and its affiliates no longer collectively beneficially own the Minimum Retained Ownership (as defined in the Issuer’s Certificate of Incorporation) and (ii) the date the Preferred Stockholder elects, by delivering written notice to the Issuer, to cause the Trigger Date to occur. Upon occurrence of the Trigger Date, all rights, powers, preferences and privileges associated with shares of Series I Preferred Stock and associated with being the Preferred Stockholder in its capacity as the owner of the Series I Preferred Stock will automatically terminate in all respects and all shares of Series I Preferred Stock will be automatically cancelled and forfeited for no consideration.

Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder, including, without limitation:

•	entry into a debt financing arrangement in an amount in excess of 10% of the Issuer’s then existing long-term indebtedness (other than with respect to intercompany debt financing arrangements);

•

issuances of securities that would (i) represent at least 5% of any class of equity securities or (ii) have designations, preferences, rights priorities or powers that are more favorable than the Issuer’s Common Stock;

•	adoption of a shareholder rights plan;

•

amendment of the Issuer’s Certificate of Incorporation and certain provisions of the Issuer’s Bylaws relating to the Issuer’s board of directors, the officers of the Issuer, quorum, adjournment and the conduct of stockholder meetings, and provisions related to stock certificates, registrations of transfers, maintenance of books and records and amendments of the Issuer’s Bylaws;

•

the appointment or removal of the Chief Executive Officer or a Co-Chief Executive Officer, provided that, a majority of the independent directors may remove a Chief Executive Officer without the prior approval of the Preferred Stockholder solely for Cause (as defined in the Issuer’s Certificate of Incorporation);

•	the termination of the employment of any officer of the Issuer without cause;

•	the merger, sale or other dispositions of all or substantially all of the assets, taken as a whole, of the Issuer and its subsidiaries; and

•	the liquidation or dissolution of the Issuer.

The foregoing descriptions of the Management Agreement, the Plan, the Manager Award, the Registration Rights Agreement, the OpCo LLC Agreement, the Specified Rights Agreement and the Issuer’s Certificate of Incorporation do not purport to be complete and are qualified in their entirety by reference to such documents, copies of which are filed as Exhibits D, E, F, G, H, I and J, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
A	Joint Filing Agreement by and among the Reporting Persons.

B	Powers of Attorney.

C	Transaction Agreement dated as of June 7, 2021, by and among Contango Oil & Gas Company, Independence Energy LLC, a Delaware limited liability company, IE PubCo Inc., a Delaware corporation, IE OpCo LLC, a Delaware limited liability company, IE C Merger Sub Inc., a Texas corporation and IE L Merger Sub LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4 filed July 23, 2021, file no. 333-258157).

D	Management Agreement, dated as of December 7, 2021, by and among Crescent Energy Company and KKR Energy Assets Manager LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed December 7, 2021, file no. 001-41132).

E	Crescent Energy Company 2021 Manager Incentive Plan (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed December 7, 2021, file no. 001-41132).

F	Form of Manager Incentive Plan Award (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed December 7, 2021, file no. 001-41132).

G	Registration Rights Agreement, dated as of December 7, 2021, by and among Crescent Energy Company and each of the other parties set forth on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed December 7, 2021, file no. 001-41132).

Exhibit Number	Description
H	Amended & Restated Limited Liability Company Agreement of Crescent Energy OpCo LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed December 7, 2021, file no. 001-41132).

I	Specified Rights Agreement, dated as of June 7, 2021, by and among PT Independence Energy Holdings LLC and Independence Energy Aggregator GP LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Registration Statement on Form S-4 filed July 23, 2021, file no. 333-258157).

J	Amended & Restated Certificate of Incorporation of Crescent Energy Company (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed December 7, 2021, file no. 001-41132).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2021

INDEPENDENCE ENERGY AGGREGATOR L.P.

By:	Independence Energy Aggregator GP LLC, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss, Assistant Secretary

INDEPENDENCE ENERGY AGGREGATOR GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss, Assistant Secretary

KKR UPSTREAM ASSOCIATES LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for David Rockecharlie, Vice President

KKR FINANCIAL HOLDINGS LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Chief Executive Officer

KKR GROUP ASSETS HOLDINGS III L.P.

By:	KKR Group Assets III GP LLC, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP ASSETS III GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp. its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico, Xavier Niel, who is a citizen of France and Evan Spiegel, who is a citizen of the United States and France.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.
George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.
Adriane Brown	Managing Partner of Flying Fish Partners
Mary N. Dillon	Executive Chair of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
Arturo Gutiérrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley
Evan Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.